August 4, 2011

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	H. Christopher Owings
Charles Lee
Catherine T. Brown
James Allegretto
Andrew Blume

Re:	WageWorks, Inc.
Registration Statement on Form S-l (File No. 333-173709)
Form 8-A (File No. 001-35232)

Acceleration Request

Requested Date:     August 8, 2011

Requested Time:    4:05 P.M. Eastern Daylight Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and Rule 12d1-2 of the Securities Exchange Act of 1934, as amended, WageWorks, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-173709) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) (the “Registration Statement Acceleration Request”). In connection with the Registration Statement Acceleration Request, the Company hereby requests that the above referenced Form 8-A (File No. 001-35232) also be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Mark Baudler at (650) 493-9300.

In connection with the acceleration request, the Company hereby acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement on Form S-1 effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement on Form S-1;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement on Form S-1; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Sincerely,

WageWorks, Inc.

By:	/s/ Kimberly L. Jackson
Kimberly L. Jackson
Senior Vice President, General Counsel and Corporate Secretary

Cc:	David J. Segre, Esq.
Mark B. Baudler, Esq.
Todd C. Carpenter, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.

Christopher L. Kaufman, Esq.
Tad J. Freese, Esq.
Latham & Watkins LLP

(Signature Page to Acceleration Request)

August 4, 2011

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	H. Christopher Owings
Charles Lee
Catherine T. Brown
James Allegretto
Andrew Blume

Re:	Request for Acceleration of Effectiveness of WageWorks, Inc. Registration Statement on Form S-1 (File No. 333-173709) initially filed on April 25, 2011

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the several underwriters (the “Representatives”), hereby join in the request of WageWorks, Inc. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-173709) (as amended, the “Registration Statement”), relating to a public offering of shares of the Registrant’s common stock, par value $0.001 per share, so that the Registration Statement may be declared effective on August 8, 2011, at 4:05 p.m. Eastern Daylight Time, or as soon thereafter as practicable. The undersigned, as the Representatives of the underwriters, confirm that they are aware of their obligations under the Securities Act.

In connection with the above-captioned Registration Statement, we wish to advise that between July 19, 2011 and the date hereof 6,278 copies of the Preliminary Prospectus dated July 19, 2011 were distributed as follows: 2,345 to institutional investors; and 3,933 to prospective underwriters, prospective dealers and others.

The undersigned, as Representatives of the underwriters, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

(Signature page follows)

Very truly yours,

Credit Suisse Securities (USA) LLC William Blair & Company, L.L.C.

By:	Credit Suisse Securities (USA) LLC

By:	/s/ David Goldstein

Name:	David Goldstein
Title:	Managing Director